GAMCO Natural Resources, Gold & Income Trust

One Corporate Center

Rye, New York 10580-1422

March 29, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

RE:	GAMCO Natural Resources, Gold & Income Trust
(File No. 333-185735)

Ladies & Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GAMCO Natural Resources, Gold & Income Trust (the “Fund”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form N-2, Registration No. 333-185735 (together with all exhibits thereto, the “ Registration Statement”), filed in connection with the proposed offering of the Fund’s securities on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement was originally filed with the Commission on December 28, 2012.

The Fund no longer anticipates conducting an offering of its securities pursuant to the Registration Statement. The Registrant Statement has not been declared effective by the Commission, and no securities were sold in connection with the offering described in the Registration Statement. The Fund believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Fund requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Fund for future use.

* * * * * *

U.S. Securities and Exchange Commission

March 29, 2017

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Richard T. Prins of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-2790, Thomas A. DeCapo, at (617) 573-4814, or Kenneth E. Burdon, at (617) 573-4836.

Very Truly Yours,

GAMCO NATURAL RESOURCES, GOLD & INCOME TRUST

By:	/s/ Bruce N. Alpert
Name: Bruce N. Alpert
Title: President

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